September 18, 2020

Ms. Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Knightscope, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed July 17, 2020

File No. 024-11238

Dear Ms. Parker:

We acknowledge receipt of the comments in your letter dated July 30, 2020 regarding the Offering Statement of Knightscope, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A filed July 17, 2020

Dilution, page 12

1.	Given that there appears to be a material dilution of the purchasers' equity interest, please disclose the following:
•	The net tangible book value per share before and after the distribution;
•	The amount of the increase in the net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and
•	The amount of the immediate dilution from the public offering price which will be absorbed by the purchasers.

The Company has added an additional table setting out the information requested by the Staff.

Series S Preferred Regulation A Offering, page 25

2.	Disclosure in the supplement that you filed under Rule 253(g)(2) of Regulation A on July 20, 2020 indicates that this offering will terminate on July 22, 2020. If this offering has terminated, revise the disclosure to reflect its termination. Alternatively, if this offering has not terminated, revise the disclosure to indicate that this offering will be closed or terminated on a date before the offering statement under review is qualified. In addition, please confirm that you have updated Part I, Item 4 to reflect the final portion of the aggregate offering price attributable to all the securities sold under a qualified offering statement within the 12 months before the qualification of this offering statement.

The Company has revised the disclosure to state that the offering has terminated. The Company confirms that at the time it filed Amendment No.1 it had updated Part I, Items 1, 4 and 6 to reflect closings held through the date of filing. The Company notes that it was advised by StartEngine Primary that clearance and settlement of subscriptions received through the termination date would take several weeks to complete and that all subscriptions have closed. As a result, the data in Part I and on page 25 reflect subscriptions settled as of September 8, 2020, when the final closing took place.

Market and Business Model

Note 8: Related parties and related party transactions, page 17

3.	We note that you produced video advertisements that encouraged viewers to join the company before July 20, 2020. Please provide your analysis on how the advertisements complied with Rule 251(d)(1)(iii).

We assume you are referring to a video that appeared on YouTube. The Company believes that it complied with the rule since at the time the video ran, the URL www.securityrobot.com, contained a hyperlink to the offering circular.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Knightscope, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	William Santana Li

Chief Executive Officer

Knightscope, Inc.